UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                            IntegraMed America, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    45810N302
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45810N302

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     520,693
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        100
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            520,693
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     100
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      520,793
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45810N302

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     520,693
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            520,693
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      520,693
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45810N302

ITEM 1(a). NAME OF ISSUER:

            IntegraMed America, Inc. ("IntegraMed")

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2 Manhattanville Road
            Purchase, NY 10577

ITEM 2(a). NAME OF PERSON FILING:

            This statement is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"), a Bermuda corporation. Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

            This statement relates to 520,693 shares of IntegraMed held by IAT and its wholly-owned subsidiaries, plus an additional 100 shares held by Mr. Kellogg's wife, Cynthia. Mr. Kellogg has sole dispositive and voting power with respect to the shares of IntegraMed owned by IAT and its subsidiaries. Mr. Kellogg disclaims beneficial ownership of the shares held by IAT and by his wife, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            120 Broadway, New York, NY 10271

ITEM 2(c). CITIZENSHIP:

            IAT is a Bermuda corporation, and Peter R. Kellogg is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value

ITEM 2(e). CUSIP NUMBER:

            45810N302

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CUSIP No. 45810N302

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED: 520,793 shares

      (b)   PERCENT OF CLASS: 14.5%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct the vote: 520,693 shares

            (ii)  Shared power to vote or to direct the vote: 100 shares

            (iii) Sole power to dispose or to direct the disposition of: 520,693 shares

            (iv) Shared power to dispose or to direct the disposition of: 100 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: |_|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by them in accordance with their ownership interest in IAT.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            See Exhibit B.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

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CUSIP No. 45810N302

ITEM 10. CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 45810N302

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                IAT REINSURANCE COMPANY LTD.


Dated: February 14, 2005
       New York, New York                       By: /s/ Peter R. Kellogg
                                                    ----------------------------
                                                    Name: Peter R. Kellogg
                                                    Title: President and CEO


Dated: February 14, 2005
       New York, New York                           /s/ Peter R. Kellogg
                                                    ----------------------------
                                                    Peter R. Kellogg

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CUSIP No. 45810N302

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

            In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13G (including any future amendments thereto) reporting each of the undersigned's ownership of securities of IntegraMed America, Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                                IAT REINSURANCE COMPANY LTD.


Dated: February 14, 2005
       New York, New York                       By: /s/ Peter R. Kellogg
                                                    ----------------------------
                                                    Name: Peter R. Kellogg
                                                    Title: President and CEO


Dated: February 14, 2005
       New York, New York                           /s/ Peter R. Kellogg
                                                    ----------------------------
                                                    Peter R. Kellogg

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CUSIP No. 45810N302

                                                                       Exhibit B

                                     ITEM 7

            IAT is the relevant subsidiary for which Peter R. Kellogg may be considered a control person.